November 16, 2012

                                                              Via:  EDGAR

Securities and Exchange Commission
100 "F" Street NE
Washington, D.C.   20549
Attn: Alberto Zapata


Re: 	First Symetra National Life Insurance Company of New York ("First
		Symetra")
	First Symetra Separate Account S
	File  Nos.  333-183087/811-07949

Commissioners:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the undersigned, the sponsor and depositor of First Symetra Separate Account S, hereby respectfully requests that the effective date for the above captioned Registration Statement on Form N-4, as amended, be accelerated to November 19, 2012.

First Symetra and First Symetra Separate Account S are aware of their responsibilities under the federal securities laws as participants in the public offering of the securities specified in the form N-4 for First Symetra Separate Account S.

First Symetra National Life Insurance Company of New York on behalf of First Symetra Separate Account S acknowledges that:

	- 	The Separate Account is responsible for the adequacy and
		accuracy of the disclosures in the filings;

	-	The Staff's comments or suggested changes to the disclosure
		in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

	-	The Separate Account may not assert staff comments as a
		defense in any proceeding initiated by the Commission under the federal securities laws of the United States.


If you have any questions, please call David S. Goldstein at (425) 256-8021.

Sincerely,


/s/Thomas M.Marra
--------------------
Registrant, First Symetra Separate Account S
Thomas M. Marra, President, First Symetra National Life Insurance Company of New York


/s/Kevin D. Knull
--------------------
Principal Underwriter, Symetra Securities, Inc.
Kevin D. Knull, President